# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**1 February 2010**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Rex Energy Corporation**

**File No. 1-33610 -- CF# 24549**

———————————————

Rex Energy Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 28, 2009.

Based on representations by Rex Energy Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.1 | through December 28, 2019 |
| Exhibit 10.2 | through December 28, 2019 |
| Exhibit 10.3 | through December 28, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Timothy S. Levenberg
Special Counsel